SUPERGEN, INC.
4140 Dublin Boulevard, Suite 200
Dublin, California 94568
Tel. (925) 560-0100        Fax (925) 560-0101

February 20, 2004

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-1004
Attn:	Jeffrey Riedler Suzanne Hayes Jennifer Rawert

RE:	SUPERGEN, INC. Registration Statement on Form S-3 Filed on February 4, 2004 File No. 333-112466

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, SuperGen, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-3, file number 333-112466 (the "S-3 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's common stock have been or will be made pursuant to the S-3 Registration Statement.

        If you have any questions, please call Page Mailliard or Carolynn Jones of Wilson Sonsini Goodrich & Rosati at (650) 493-9300, or me.

Very truly yours,
SUPERGEN, INC.
/s/ MICHAEL MOLKENTIN
Michael Molkentin Chief Financial Officer
cc:	Page Mailliard, Esq. Carolynn Jones, Esq.